

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2014

Robert J. Stroh, Jr.
Chairman, Chief Executive Officer and Chief Financial Officer
Sugar Creek Financial Corp.
28 West Broadway
Trenton, Illinois 62293

Re: Sugar Creek Financial Corp.
Registration Statement on Form S-1
Filed December 6, 2013
File No. 333-192700

Dear Mr. Stroh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise the alternative prospectuses to make corresponding changes, as appropriate, for staff comments on this offering statement.

Summary

How We Determined the Offering Range and Exchange Ratio, page 4

2. Please expand the disclosure at the bottom of page 5 on the valuation adjustments to briefly expand the details on the specific reasons for the downward adjustments. Expand the corresponding section on page 77.

Risk Factors, page 14

3. Please add a risk factor that discusses the increase in capital that you will experience as a result of the offering and the expected impact on your return on equity. Revise this section and your Management's Discussion and Analysis to discuss management's expectations of its ability to deploy the capital raised in this offering without significantly diluting earnings per share.

Adverse conditions in the local economy or real estate market …, page 14

4. Revise this section to discuss the impact of the sequester and the recent government shutdown, if any, including any increase in requests for forbearance or any uptick in delinquencies.

Our non-owner occupied real estate loans may expose us to increased credit risk, page 15

5. Revise this risk factor to identify your current loan to one borrower limit as well as the expected increase in the limit as a result of this offering.

If our foreclosed real estate is not properly valued…, page 15

6. Revise this section to identify the amount of OREO that you hold as of the end of the last fiscal year and stub period.

Use of Proceeds, page 24

7. We note the non-specific use of proceeds disclosure, if the expected use of proceeds changes or solidifies, please update pursuant to Item 504 of Regulation S-K to include detailed and specific disclosure.

Our Business, page 34

Market Area, page 34

8. On page 2 of the Summary, management indicates that one of the key's to its growth strategy is to continue to expand into the growing suburbs of St. Louis. Please revise this section to discuss those suburbs, including any relevant growth, income and real estate metrics. Please also discuss the extent to which your current branch network is able to serve these growing suburban areas. If the competitive pressures of your new market are different than your current market in Clinton County, please revise the following section as well.

Lending Activities, page 35

9. In the Summary, and in the Risk Factors, you discuss you plan to increase your lending on non-owner occupied real estate. Please discuss any changes to your underwriting and asset quality procedures that you have implemented or contemplate implementing as part of your growth strategy.

Risk Management, page 53

10. Please include a comparative discussion of the reasons for the changes in total nonaccrual loans for the periods presented. While we note you disclosed information regarding total nonaccrual loans at September 30, 2013, there is no comparative information for the other two periods presented. Please consider the need to disclose more information as to how and why the number and total amount of these loans have changed for these periods. It may be appropriate to discuss how individual loans were resolved, especially if they were paid-off or if terms were modified in a troubled debt restructuring, etc.

Procedure for Purchasing Shares in the Subscription, Community and Syndicated Community

Offerings, page 86

11. Please provide us with your analysis supporting your conclusion that the procedure for completing a sale for institutional investors based upon a binding commitment and a following wire transfer is consistent with your obligations under rule 10(b)-9 and Keefe Bruyette's obligations under Rule 10b-9 and Rule 15c2-4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen, Staff Accountant, at 202-551-3697 or John Nolan, Accounting Branch Chief, at 202-551-3492, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3419 with any other questions.

                                        Sincerely,

                                        /s/ Christian Windsor

                                        Christian Windsor
                                        Special Counsel